UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 4, 2005

NTS MORTGAGE INCOME FUND
(Exact Name of Registrant as Specified in its Charter)

Delaware	**000-18550**	**61-1146077**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**10172 Linn Station Road,
Louisville, Kentucky 40223**
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On October 4, 2005, NTS Mortgage Income Fund sent a notice to its shareholders regarding a mini-tender offer by MacKenzie Patterson Fuller, Inc. and its affiliates. A copy of the notice is attached to this current report on Form 8-K as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Exhibits:

Exhibit No.	Description
99.1	Notice to Shareholders dated October 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND

/s/ Brian F. Lavin

By: Brian F. Lavin
Its: President

Date: October 4, 2005

EXHIBIT 99.1

NOTICE TO SHAREHOLDERS DATED OCTOBER 4, 2005

October 4, 2005

Dear NTS Mortgage Income Fund Shareholder:

On September 26, 2005, we learned of an offer by MacKenzie Patterson Fuller, Inc. and its affiliates, MPF-NY 2005, LLC, MPF Dewaay Premier 2, LLC, and MPF Flagship Fund 10, LLC, to purchase your shares in NTS Mortgage Income Fund for $3.90 per share in cash, less a $75.00 transfer fee. Despite MacKenzie Patterson's statements in its offer letter, this offer is known as a "mini-tender" and is structured to avoid the Securities and Exchange Commission's filing, disclosure and procedural requirements designed to protect investors such as yourself. As management of NTS Mortgage Income Fund, we are responsible for ensuring that you receive the material facts necessary for you to make an informed investment decision. For the reasons set forth below, we recommend that you reject the offer.

In its offer letter, MacKenzie Patterson indicates that the purchase price you would receive in exchange for your shares will be reduced by a "one time $75 transfer fee that the Company currently charges." However, this is inaccurate. Although our transfer agent, Gemisys Corporation, charges a transfer fee, we do not impose any fees on the transfer of our shares.

MacKenzie Patterson also states in its list of frequently asked questions and in the "Assignment Form" included with its mini-tender offer that, for a fee of $10, MacKenzie Patterson will obtain a Medallion Signature Guarantee for you. We believe that any Medallion Signature Guarantee obtained in this manner is improper and invalid. Medallion Signature Guarantees are governed by the Uniform Commercial Code. Pursuant to the relevant section of the Uniform Commercial Code, any person guaranteeing a signature warrants that, at the time of signing: (1) the signature was genuine; (2) the signatory was an appropriate person to sign; and (3) the signatory had legal capacity to sign. As a result, we believe that any Medallion Signature Guarantee must be obtained in person at the time of the signing. We do not believe that a "guarantor" of a signature could warrant any of the foregoing without actually witnessing the signing and meeting the signatory.

We also believe that MacKenzie Patterson has failed to provide you with certain important procedural safeguards associated with tender offers for which filings are required by the SEC. As management of NTS Mortgage Income Fund, it is our duty to inform you of this information. Specifically, if you tender to MacKenzie Patterson, you do not have the right to withdraw your shares. The offer may be rescinded only by MacKenzie Patterson if NTS Mortgage Income Fund has a material change in its financial condition during the offering period. Under SEC rules applicable to tender offers, you would be able to withdraw at any time until the closing of the tender.

MacKenzie Patterson admits in its offer letter that this is one of the risks involved with its proposed offer. Also, MacKenzie Patterson's offer is structured to make you decide quickly without potentially adequate time to consider all of the facts because it does not have any provision requiring pro rata treatment if shareholders tender more interests than MacKenzie Patterson desires to purchase. MacKenzie Patterson's offer indicates that shares of NTS Mortgage Income Fund will be purchased on a "first-come, first-buy basis" and that MacKenzie Patterson is willing to purchase up to approximately 3.8% of the outstanding shares. Under SEC rules applicable to tender offers, MacKenzie Patterson would be required to accept tenders on a pro rata basis.

Importantly, please note that MacKenzie Patterson's "Assignment Form" included with the tender offer contains qualifications and contingencies that you should read carefully before you make any decision. For the foregoing and other reasons, we recommend that you do not accept MacKenzie Patterson's offer. You should also consult a publication of the U.S. Securities and Exchange Commission entitled "Mini-Tender Offers: Tips for Investors," which is available on the SEC's website at www.sec.gov/investor/pubs/minitend.htm. If you decide to tender and MacKenzie Patterson accepts, we will only accept a request for a transfer as long as SEC rules and regulations, including the above guidelines, are followed and the transfer complies with our bylaws.

Forward Looking Information

This notice may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by NTS Mortgage Income Fund with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If you have any questions or would like additional information,
please call 800-928-1492, extension 544.

Sincerely,

/s/ Brian F. Lavin

Brian F. Lavin
President of NTS Mortgage Income Fund